Exhibit 99.1

VISIONARY HOLDINGS INC.

(“FORMERLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(IN U.S. DOLLARS)

	September 30,	March 31,
	2023	2023
ASSETS
CURRENT ASSETS
Cash	$429,493	$651,490
Restricted cash – Current	500,000	500,000
Short-term investments	51,772	51,723
Accounts receivable, net	69,781	89,248
Prepaid and other receivable	839,541	525,429
Due from related parties	187,832	191,595
Assets held for sale	16,269,985	20,335,836
Total current assets	18,348,404	22,345,321

Restricted cash – non-current	143,397	140,391
Property, plant and equipment, net	68,050,707	69,568,551
Right of use assets	625,748	690,932
Intangible assets, net	951,177	966,533
Acquisition deposits	2,449,600	760,000
Deferred tax assets	76,030	778,552
Goodwill	952,247	951,346
TOTAL ASSETS	$91,597,310	$96,201,626

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	$904,537	$1,025,892
Accrued liabilities	2,138,070	1,820,872
Other tax payable	1,066,231	932,402
Due to related parties	7,577	4,165,912
Deferred revenue	972,870	1,321,673
Lease liability - current	197,183	196,996
Liabilities related to assets held for sale	14,078,194	19,709,383
Bank loans - current	47,768,142	47,694,700
Other loan payable- current	479,033	467,976
Convertible notes	–	1,214,375
Derivative liability - current	–	378,132
Income tax payable	1,989,981	1,528,630
Total current liabilities	69,601,818	80,456,943

Deferred tax liabilities	128,591	225,060
Lease liability, non-current	428,564	493,936
Other loan payable, non-current	500,169	741,469
Derivative liability, non-current	44,760	1,565,570
TOTAL LIABILITIES	70,703,902	83,482,978

Commitments

EQUITY
Common shares, no par value, unlimited shares authorized, 51,568,883 and 39,250,000 issued and outstanding as of September 30, 2023 and March 31, 2023, respectively and additional paid-in capital	18,359,755	14,106,238
(Deficits) retained earnings	3,153,027	(886,765)
Accumulated other comprehensive (loss) income	(579,306)	(549,736)
Total shareholders’ equity attributable to the Company	20,933,476	12,669,737

Noncontrolling interest	(40,068)	48,911
Total shareholders’ equity	20,893,408	12,718,648

TOTAL LIABILITIES AND EQUITY	$91,597,310	$96,201,626

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VISIONARY HOLDINGS INC.

(“PREVIOUSLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

AND COMPREHENSIVE INCOME

(IN U.S. DOLLARS)

	For the Six Months Ended September 30,
	2023	2022

Revenue – rent	$4,473,767	$1,339,546
Revenue – tuition	480,551	524,944
Total Revenues	4,954,318	1,864,490

Cost of revenue – rent	3,065,775	675,438
Cost of revenue – tuition	196,744	155,729
Total cost of revenues	3,262,519	831,167

Gross Profit	1,691,799	1,033,323

Operating expenses:
General and administrative expenses	734,905	661,418
Professional fees	2,422,314	310,603
Salaries	445,289	807,334
Total operating expenses	3,602,508	1,779,355

Loss from operations	(1,910,709)	(746,032)

Other (expense) income
Interest expense	(2,822,917)	(506,036)
Accretion interest	(285,625)	–
Gain on disposal of properties	8,741,559	–
Gain (loss) on warrants	880,810	–
Loss on derivative liabilities valuation	367,663	(1,536,419)
Government subsidies	–	84,258
Other income	71,831	28,155
Total other (expense) income, net	6,953,321	(1,930,042)

(Loss) income before income taxes	5,042,612	(2,676,074)
Provision for income taxes	(1,092,507)	(99,169)
Net (loss) income	3,950,105	(2,775,243)
Less: net loss (income) attributable to noncontrolling interest	(89,687)	54,230
Net (loss) income attributable to Visionary Education Technology Holdings Group	4,039,792	(2,721,013)

Other comprehensive income (loss) :
Foreign currency translation loss	(28,862)	(1,145,693)
Comprehensive income (loss)	3,921,243	(3,920,936)
Less: comprehensive loss attributable to noncontrolling interest	(88,979)	(74,630)
Comprehensive income (loss) attributable to Visionary Education Technology Holdings Group	$4,010,222	$(3,846,306)

Earnings (Loss) Per share
Basic and diluted	$0.09	$(0.07)

Weighted Average Shares Outstanding
Basic and diluted	45,316,834	38,112,022

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